Exhibit 99.3

KNOREX Provides Year-End Business Update Highlighting Record Ad Spend in Q4 and Accelerating Commercial Momentum

Sunnyvale, CA and Singapore– December XX, 2025 – KNOREX Ltd. (NYSE American: KNRX) (“KNOREX” or the “Company”), a leading provider of AI-driven programmatic online advertising products and solutions, today provided a year-end business update highlighting significant commercial progress, including one of the strongest quarters of ad spend transacted through XPO in the Company’s history, as it executes on growth initiatives following its successful NYSE American listing in September. In connection with this update, the Company is also filing a Form 6-K reporting its unaudited interim financial results for the six months ended June 30, 2025.

KNOREX ended 2025 with an increasingly diversified customer base and strong sales pipeline, reflecting heightened demand for its proprietary AI-powered XPO platform across both agency and direct-to-advertiser channels. Following the completion of its IPO, the Company invested incremental capital into sales, marketing, and go-to-market initiatives, and is now seeing tangible results from those investments in the form of expanded engagement activity and growing qualified pipeline opportunities.

The Company is currently in advanced discussions with several leading advertising agencies and enterprises, where KNOREX is demonstrating materially improved campaign efficacy and meaningful improvements in return on ad spend (ROAS) for clients that transition spend onto the XPO platform. These discussions reflect growing recognition of KNOREX’s ability to simplify cross-channel execution while delivering measurable performance gains in an increasingly complex digital advertising environment.

For the six months ended June 30, 2025, as reported in the Company’s Form 6-K filed concurrently with this press release, revenue declined year over year. The decrease was primarily attributable to one customer that experienced the loss of a major end client during the period. Following this event, the Company focused on diversifying its customer base and strengthening its client relationships. These efforts are intended to build a more resilient business foundation for the future.

“2025 was a foundational year for KNOREX,” said Justin Choo, Chairman and Chief Executive Officer. “With our NYSE American listing completed, we shifted from IPO execution to growth execution. We are now investing aggressively in sales and marketing, sharpening our focus on target customers, and seeing a strong increase in qualified pipeline activity. While revenues during the first half of 2025 were impacted by client-specific dynamics at one partner, the broader demand signals for our platform are stronger than ever.”

KNOREX XPOsm platform is purpose-built to address the fragmentation of advertising channels, inefficiency in execution, and data silos that continue to challenge digital advertisers. Powered by the Company’s proprietary AI engine, KNOREX KAIROSsm, XPO enables marketers to plan, orchestrate, optimize, and measure campaigns across social, search, CTV/OTT, video, display, native, and other digital channels from a single, unified platform. Management believes these capabilities position KNOREX to disrupt the advertising technology landscape as marketers increasingly prioritize automation, performance transparency, and cross-channel intelligence.

With its IPO completed and additional capital in place, KNOREX expects 2026 to be a year of accelerated growth as pipeline opportunities convert and existing customers scale. The Company believes it is well positioned to capture a meaningful share of the rapidly expanding global digital advertising market while delivering long-term value to shareholders.

Additional information regarding KNOREX’s unaudited interim financial results for the six months ended June 30, 2025, is included in the Company’s Form 6-K filed with the U.S. Securities and Exchange Commission concurrently with this press release.

About KNOREX

Founded in 2009, KNOREX is a B2B technology company that provides AI-driven cross-channel programmatic advertising products and solutions designed to simplify online advertising for businesses. The Company’s flagship platform, KNOREX XPOsm, is an AI-powered, cloud-based advertising technology platform that enables marketers to efficiently plan, orchestrate, and optimize cross-channel ad campaigns across a diverse range of digital media, including social media, search, CTV/OTT, video, audio, display, native, and digital-out-of-home (DOOH) advertising.

By leveraging advanced AI/ML-driven automation, XPO enables advertisers to enhance campaign performance, reduce wasted ad spend, and scale their marketing efforts while maintaining efficiency and transparency. The platform addresses the growing complexity of online advertising by centralizing campaign execution and analytics into a unified, data-driven workflow.

KNOREX serves global enterprises and agencies across multiple industries, helping them navigate the rapidly evolving online advertising landscape with automated, intelligent, and data-driven solutions. The Company has operations in the United States, Vietnam, India, Malaysia, and Singapore.

For additional information, please visit www.knorex.com.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release are “forward-looking statements” as defined under the federal securities laws. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe,” “plan,” “expect,” “intend,” “should,” “seek,” “estimate,” “will,” “aim,” and “anticipate,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contact:

Crescendo Communications, LLC

212-671-1020

KNRX@crescendo-ir.com